UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Rimini Street, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

76674Q 107

(CUSIP Number)

Thomas C. Shay

C/O Rimini Street, Inc.

3993 Howard Hughes Parkway, Suite 500

Las Vegas, NV 89169

(702) 839-9671

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 17, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76674Q 107	13D	Page 1 of 3

(1)	NAMES OF REPORTING PERSONS. I.R.S. Identification nos. of above persons (entities only) Thomas C. Shay
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
3,295,535 shares
	(8)	SHARED VOTING POWER
-0- shares
	(9)	SOLE DISPOSITIVE POWER
3,295,535 shares
	(10)	SHARED DISPOSITIVE POWER
-0- shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,295,535 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

*Percentage calculated based on 66,533,000 shares of Common Stock as of August 6, 2019 as disclosed in the Issuer’s Form 10-Q filed on August 8, 2019 with the Securities and Exchange Commission.

Explanatory Note

This Amendment No. 5 to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by Thomas C. Shay (the “Reporting Person”) on October 23, 2017 (the “Original Schedule 13D”), as amended on June 22, 2018, July 20, 2018, February 1, 2019 and September 25, 2019 (such Original Schedule 13D, as amended, the “Schedule 13D”). Terms defined in the Original Schedule 13D are used herein as defined.

Item 5.	Interest in Securities of the Issuer.

Item 5(c) is amended and restated in its entirety:

The information contained in Exhibit 99.1 hereto is incorporated by reference into this Item 5(c).

Item 5(e) is amended and restated in its entirety:

As a result of the transactions described herein, on October 17, 2019, the Reporting Person ceased to be a beneficial owner of more than five percent of the Common Stock of the Issuer. The filing of this Amendment No. 5 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

Materials to be Filed as Exhibits.

The following exhibits are filed herewith:

Exhibit No.	Description

24.1	Power of Attorney, dated January 31, 2019

99.1	Transactions in the Issuer’s Securities During the Last 60 Days

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 22, 2019

By:	/s/ Celeste Rasmussen Peiffer
Celeste Rasmussen Peiffer
as Attorney-in-Fact